www.eclipsys.com

July 20, 2009

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Eclipsys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
Filed May 8, 2009
File No. 0-24539

Dear Ms. Collins:

This letter sets forth Eclipsys Corporation's (“Eclipsys” or the “Company”) responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 19, 2009 concerning Eclipsys' Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarterly period ended March 31, 2009. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the Staff’s comments immediately preceding our responses.

Form 10K for the Fiscal year Ended December 31, 2008

Item 1. Business, page 2

1.	In your response to prior comment 6, you state that because of subjective assumptions in your backlog which are not firm, you have not provided quantitative discussion in the business section of your Form 10K. However, based on disclosure in your fourth quarter earnings conference call, you appear to be able to calculate your backlog figures to a degree of certainty. In the future, please disclose your backlog figures, including the dollar amount of backlog orders believed to be firm, and other material aspects of the backlog. See Item101(c)(1)(viii) of Regulation S·K for more information.

Eclipsys Response

We advise the Staff that in future filings we will disclose the dollar amount of backlog orders believed to be firm and other material aspects of backlog as required by Item 101(c)(1)(viii) of Regulation S-K.

Three Ravinia Drive, Atlanta, GA 30346 • 404.847.5000 • fax 404.847.5700 • info@eclipsys.com

Atlanta • Boston • San Jose • Vancouver • Pune • Singapore • Abu Dhabi

Item 8, Financial Statements and Supplemental Data

General

2.	Your response to prior comment number 7 indicates that the "2008 aggregate net adjustment" was not material to your 2008 results; however, your response does not address the impact of each of these adjustments on prior periods. Please provide us with a detailed quantitative SAB 99 analysis addressing the impact of the adjustments on an individual and aggregate basis on your previously reported annual financial statements and explain to us how you concluded that these adjustments were not material to prior periods.

Eclipsys Response

In addition to the analysis described in our response to prior comment number 7, we also contemporaneously evaluated the individual and aggregate impact of all misstatements identified by us in 2008, in accordance with SEC Staff Accounting Bulletin No. 99 (“SAB 99”) and SEC Staff Accounting Bulletin No. 108 (“SAB 108”) on our previously reported annual financial statements. In addition, we considered Accounting Principles Board (“APB”) Opinion 28, paragraph 29, in determining materiality for the purpose of reporting the correction of an error, and evaluated the impact of all misstatements identified by us in 2008 to our estimated 2008 results, and previously reported annual financial statements, and determined the impact was not material and accordingly corrected the errors in the 2008 period identified.

The following table illustrates the impact of the misstatements identified by us in 2008 on revenue, net income, non-GAAP net income, earnings per share, and non-GAAP earnings per share for the 2008, 2007, 2006, and 2005 annual periods when analyzed using the "Rollover" method. We also assessed the impact of the misstatements on prior year results using the "Iron Curtain" method as described in SAB 108. Please be advised that when using the "Iron Curtain" method, the pre-tax impact on 2007 was a decrease in pre-tax earnings of $0.5 million, and 2006 was a decrease in pre-tax earnings of $0.8 million and the 2005 impact was the same as the Rollover method. See Appendix A which provides a quantitative analysis of both the Rollover and Iron Curtain methods.

Amounts in 000s except per share amounts	2008	2007	2006	2005
Third party software deferred costs (Cost of Systems & Services)	1,430	(328)	(440)	(662)
Hardware costs (Cost of Hardware)	1,400	(590)	(747)	(63)

Deferred revenue (Systems and Services Revenues)	(2,318)	1,297	299	594
Other items, net	(108)	(99)	(7)	214

Pre-tax impact*	$404	$280	$(895)	$83

Revenue as reported	515,762	477,533	427,542	383,342
%	-0.4%	0.3%	0.1%	0.2%
Revenue adjusted	513,444	478,830	427,841	383,936
%	-0.5%	0.3%	0.1%	0.2%
Net Income as reported	99,506	41,141	4,093	269
%	0.4%	0.7%	-21.9%	30.8%
Net Income adjusted	99,910	41,421	3,198	352
%	0.4%	0.7%	-28.0%	23.5%
Non-GAAP Net Income	41,639	43,300	30,020	485
%	1.0%	0.6%	-3.0%	17.1%
Non-GAAP Net Income adjusted	42,043	43,580	29,125	568
	1.0%	0.6%	-3.1%	14.6%

EPS as reported	$1.81	$0.76	$0.08	$0.01
EPS adjusted	$1.80	$0.77	$0.06	$0.01
% change	-1.0%	1.0%	-25.0%	0.0%
Non-GAAP EPS reported	$0.76	$0.80	$0.57	$0.01
Non-GAAP EPS adjusted	$0.77	$0.81	$0.55	$0.01
% change	1.0%	1.0%	-4.0%	0.0%

*	Amounts provided on a pre-tax basis are compared to net income amounts. The Company had a 100 % valuation allowance prior to 2008 and the tax affect of 2008 is negligible.

In addition to the quantitative analysis above, the Company considered the following qualitative factors:

•

We believe the misstatements did not impact investor’s views of the reported trends. For example, correcting the identified misstatements in 2008 did not impact the Company’s ability to meet 2008 quarterly or annual industry analysts’ consensus non-GAAP EPS or revenue expectations for any period. Further, the impact of these items was not material to prior years. Revenue and non-GAAP EPS are metrics that we understand industry analysts use to measure the Company’s performance;

•	the earnings and EPS trends on both a GAAP and non-GAAP basis did not change when comparing 2008, 2007, 2006 and 2005 results;

•	the Company was in compliance with its debt covenants in 2008, with or without the impact of the misstatements and the Company had no outstanding borrowings prior to February 2008;

•

the misstatements did not change our systems and services margin trends for any period, and the quantitative impact of the misstatements was less than 1% on these margins in each of the years 2005 through 2008;

•	none of the affected periods’ results would have changed from income to a loss or vice versa;

•	the misstatements had no impact on the Company’s regulatory compliance;

•	the misstatements had no impact on management’s compensation; and

•	the misstatements did not involve concealment of an unlawful transaction.

The quantitative impact on fiscal year 2006 using the SAB 108 "Rollover” and “Iron Curtain" methods is a $0.02 per share decrease in GAAP and non-GAAP EPS, which represents 25% of GAAP EPS and 3% of non-GAAP EPS, but the significant percentage impact on GAAP EPS is due to reported net income of only $4.1 million. It should be noted that 2006 results were negatively impacted by a $14.7 million restructuring charge along with $11.3 million of non-cash stock compensation expense, both of which were excluded from the Company’s non-GAAP results for the year. We believe industry analysts have historically measured the Company based on non-GAAP results. In addition, notwithstanding our relatively small GAAP net income in 2006, the effect of the misstatements do not cause reported net income to change to a loss. We also note the high percentage impact of the misstatements in 2005 compared to GAAP and non-GAAP net income is because of the nominal non-GAAP net income amount in 2005 of $485 thousand. We concluded the 2005 misstatements aggregating to $83 thousand is not material to our business based on our reported revenue and operating expenses in 2005.

Individual Adjustments –

Third party deferred software costs – On Page 39 of our Form 10-K we disclose that the increase in our 2008 third party costs includes the impact of "nonrecurring adjustments from prior periods". These "nonrecurring adjustments", totaling $1.4 million, represent the entries made to correct for prior period misstatements we discovered in accounting for deferred costs, including third party software and maintenance costs. The impact of correcting these prior period misstatements was to increase "cost of systems and services" in 2008 by $1.4 million. The impact of these adjustments was less than 1% of the Cost of systems and services line item as well as less than 1% of our systems and services margins in each of the years 2005 through 2008; therefore, we concluded these adjustments were not material to any previously filed financial statements.

Hardware costs – On Page 40 of our Form 10-K we disclose that the increase in our hardware costs in 2008 includes the impact of an "incremental adjustment in the third quarter of 2008 of $1.7 million". This "incremental adjustment" was made to account for an error we discovered in accounting for costs related to third party software, which is loaded on to hardware sold to our customers. We discovered, for certain sales where the hardware had been shipped and revenue recognized, that the related third party software costs either were not expensed in the same period or had been incorrectly capitalized and amortized over the contract life. The impact of correcting this prior period misstatement was to increase "cost of hardware" in 2008 by $1.4 million. Note the third quarter impact in 2008 as discussed in the previous response letter was $1.7 million. The annual impact of $1.4 million includes $0.3 million of offsetting impact from the first half of 2008.

The adjustments to hardware costs represented 8.3%, 4.8%, 5.1%, and 0.5% of the cost of hardware line item in the annual income statements for 2008 through 2005 respectively. Although the adjustments for 2006 through 2008 are at or exceed 5% of total hardware costs, we do not believe these adjustments are material. Hardware sales activity is not a core part of our business, representing less than 4% of our revenues and 3% of our total costs and expenses, but rather an ancillary service we provide to our customers. The revenues recognized and related costs are not a key metric industry analysts and investors use to evaluate our financial performance. We also noted these misstatements were not material relative to total expenses representing less than 0.2% of total costs and expenses in each of the years 2006 through 2008. Accordingly, after considering quantitative and qualitative factors, we concluded the impact of the hardware misstatements were not material to any previously filed financial statements.

Deferred revenue – During the third quarter of 2008, we discovered errors in accounting for deferred revenue. The cumulative impact of the deferred revenue misstatement was $2.3 million and was recorded as an increase to revenues in 2008. The impact of this misstatement represented less than 0.4% of 2008 revenues. These revenue related adjustments also represent less than 1% of reported revenues in each of the years 2005 through 2008 and there were no negative qualitative factors, therefore management concluded these adjustments were not material to any previously filed financial statements.

Other adjustments – These items primarily include misstatements discovered in other balance sheet accounts that impacted operating expenses with no individual error exceeding $0.6 million and the aggregate net impact not exceeding $0.2 million in any year from 2005 through 2008. Accordingly, we do not consider these misstatements material to our prior year financial statements given the level of total operating expense reported for all periods affected.

Overall Conclusion

Based on our assessment of quantitative and qualitative factors, we concluded these adjustments were not material, either individually or in the aggregate in any year from 2005 through 2008 and could be recorded as out of period adjustments to the 2008 financial statements. Further, we also concluded these transactions were not material to our consolidated balance sheets, stockholders’ equity, or cash flows in 2008 or previous years.

3.	We note your response to prior comment number 7 as it relates to the deferred tax asset and liability adjustments. Please provide us with a more detailed analysis of how you concluded that these adjustments were not material considering that they were 6.2% of total assets and 13.8% of total liabilities. As part of your response, explain how you considered each of the qualitative factors in SAB 99 when reaching your conclusion.

Eclipsys Response

In our prior response to comment number 7, we concluded that the revision to certain prior year deferred tax asset and liability balances was not material for restatement of our prior year financial statements. In concluding, we assessed the quantitative and qualitative factors provided in our prior response to comment number 7, along with the following additional qualitative factors:

•	This misstatement had no impact on the income statement, but rather was a balance sheet gross up of assets and liabilities.

•

The Company provides guidance on revenues and EPS, which are tracked by investor analysts. The Company does not provide guidance on total asset or liability amounts. The Company will at times discuss cash collections and days sales outstanding on analyst calls; however, the deferred tax asset and liability misstatement has no impact on either of these metrics.

•

The impact of the misstatement on the working capital ratio was immaterial as the impact on current assets and current liabilities was less than 2%. Also, note no guidance is provided on working capital.

•

As of December 31, 2007, the Company had no outstanding debt and thus was not subject to financial covenants at December 31, 2007. The Company did have outstanding debt from February 2008 through year end, which does not have any covenants that are impacted by this misstatement.

•	Neither the impact of the misstatement or correcting the misstatement has any impact on management compensation plans.

•	The 2007 tax footnote disclosure did not require revision.

•	This misstatement had no impact on any regulatory compliance requirements.

•	This was an inadvertent error and did not represent any form of fraud or concealment of an unlawful transaction.

•

The Company had a full valuation allowance (approximately $87 million) against its U.S. deferred tax assets as of December 31, 2007. The valuation allowance was appropriately allocated among current and noncurrent deferred tax assets.

When assessing materiality, we evaluated the adjustments in the context of what we believed a reasonable investor would consider material in making an investment decision. In that context, we considered the financial statements taken as a whole and not necessarily the impact on a single financial statement line item. Based on these factors, the Company concluded this misstatement was not material to the December 2007 financial statements.

Form 10Q for the Quarterly Period Ended March 31. 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Business Environment, page 14

4.	In regard to price competition risk, your response to prior comment 4 states that this is discussed in a risk factor and does not need to be discussed as a material risk facing the company in MD&A because price is only "one of many factors clients consider in making purchase decisions." To the extent pricing pressure is a material risk facing the company; however, please include such disclosure in future filings.

Eclipsys Response

We acknowledge the Staff’s comment and advise the Staff that we will include a discussion of price competition in the MD&A portion of our future filings to the extent pricing pressure becomes a material risk facing the Company in the future as required by Item 303 of Regulation S-K and consistent with the Staff's guidance in Section III.A of SEC Release No. 33-8350.

Results of Operations

Revenues Recognized Ratably, page 17

5.	In response to prior comment 5 you disclose that you have removed from your first quarter 2009 Form 10-Q the statement about future growth depending upon bookings in excess of previous levels, because it is "self-evident." In this Form 10-Q, you disclose that revenues recognized ratably for the first quarter increased $7.4 million, or 9.2%, due to previous period sales, among other factors. Previous period sales (i.e. bookings) continue to appear to be a primary driver of future revenue growth. One of the principal objectives of your MD&A is to give readers a view of the company through the eyes of management by providing both a short and long- term analysis of the business. Sales bookings appear to be a material factor contributing to your future success in both the short and long-term. We continue to believe that you should provide a quantitative and qualitative discussion of bookings growth year-over-year. Within this discussion, please clarify whether increases were the result of new contracts versus add-ons of additional products to existing clients.

Eclipsys Response

We respectfully acknowledge the Staff’s comment about disclosing and discussing year over year sales bookings growth information. Accordingly, we plan to disclose annual sales booking amounts and related qualitative discussion in future annual filings. We believe this information, in conjunction with the dollar amount of backlog orders believed to be firm and other material aspects of backlog, will potentially provide better insight to future ratable revenue streams.

In response to the Staff’s request, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (404) 847-5000.

Sincerely,

/s/ Chris E. Perkins
Mr. Chris E. Perkins
Chief Financial Officer

cc:	Ms. Christine Davis, Assistant Chief Accountant
Ms. Kari Jin, Staff Accountant
Ms. Barbara Jacobs, Associate Director
Mr. Kevin Dougherty, Staff Attorney
Brian W. Copple, Esq. (Eclipsys)
Robert M. Saman, Esq. (Eclipsys)

Appendix A

Amounts in 000s except per share amounts	2008 Rollover	2008 Iron Cur.	2007 Rollover	2007 Iron Cur.	2006 Rollover	2006 Iron Cur.	2005 Rollover	2005 Iron Cur.
Third party software deferred costs (Cost of Systems & Services)	1,430	1,430	(328)	(1,430)	(440)	(1,102)	(662)	(662)
Hardware costs (Cost of Hardware)	1,400	1,400	(590)	(1,400)	(747)	(810)	(63)	(63)

Deferred revenue (Systems and Services Revenues)	(2,318)	(2,318)	1,297	2,190	299	893	594	594
Other items, net	(108)	(108)	(99)	108	(7)	207	214	214

Pre-tax impact*	$404	$404	$280	$(532)	$(895)	$(812)	$83	$83

Revenue as reported	515,762	515,762	477,533	477,533	427,542	427,542	383,342	383,342
%	-0.4%	-0.4%	0.3%	0.5%	0.1%	0.2%	0.2%	0.2%
Revenue adjusted	513,444	513,444	478,830	479,723	427,841	428,435	383,936	383,936
%	-0.5%	-0.5%	0.3%	0.5%	0.1%	0.2%	0.2%	0.2%
Net Income as reported	99,506	99,506	41,141	41,141	4,093	4,093	269	269
%	0.4%	0.4%	0.7%	-1.3%	-21.9%	-19.8%	30.8%	30.8%
Net Income adjusted	99,910	99,910	41,421	40,609	3,198	3,281	352	352
%	0.4%	0.4%	0.7%	-1.3%	-28.0%	-24.8%	23.5%	23.5%
Non-GAAP Net Income	41,639	41,639	43,300	43,300	30,020	30,020	485	485
%	1.0%	1.0%	0.6%	-1.2%	-3.0%	-2.7%	17.1%	17.1%
Non-GAAP Net Income adjusted	42,043	42,043	43,580	42,768	29,125	29,208	568	568
	1.0%	1.0%	0.6%	-1.2%	-3.1%	-2.8%	14.6%	14.6%

EPS as reported	$1.81	$1.81	$0.76	$0.76	$0.08	$0.08	$0.01	$0.01
EPS adjusted	$1.80	$1.80	$0.77	$0.75	$0.06	$0.06	$0.01	$0.01
% change	-1.0%	-1.0%	1.0%	-1.0%	-25.0%	-20.0%	0.0%	0.0%
Non-GAAP EPS reported	$0.76	$0.76	$0.80	$0.80	$0.57	$0.57	$0.01	$0.01
Non-GAAP EPS adjusted	$0.77	$0.77	$0.81	$0.79	$0.55	$0.55	$0.01	$0.01
% change	1.0%	1.0%	1.0%	-1.0%	-4.0%	-3.0%	0.0%	0.0%

*	Amounts provided on a pre-tax basis are compared to net income amounts. The Company had a 100 % valuation allowance prior to 2008 and the tax affect of 2008 is negligible.